March 25, 2020

Elana Stojic, Attorney Adviser
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)
   on behalf of the following series:

 T. Rowe Price Blue Chip Growth ETF,

T. Rowe Price Dividend Growth ETF,

T. Rowe Price Equity Income ETF, and

T. Rowe Price Growth Stock ETF (each a “fund” and together the “funds”)

    File Nos. 333-235450; 811-23494

Dear Ms. Stojic:

The following is in response to your comments provided on March 12, 2020, regarding the Registrant’s registration statement filed on Form N-1A on December 11, 2019 (the “Registration Statement”) and responses to comments provided by the staff of the SEC filed on February 19, 2020 (“Response(s)”). Your comments and our responses are set forth below. Language underlined in the response denotes additional Registration Statement language. With respect to comments that are relevant to all funds, the response is with respect to all funds.

1. Comment: Follow-up to Response 5. The legend in the application is intended to alert investors of the unique attributes of the fund. We note that the legend is indented in the Application. Please make the same indentation so that it is offset from the rest of the text. Please also bold the legend.

Response: The Registrant will ident the legend so that is offset from the other text of the summary and statutory prospectuses cover pages. The Registrant had bolded the words per the Application, but will make the bolded lettering darker. An example is included as an exhibit to this letter.

2. Comment: Follow-up to Response 8(e). Please clarify in the disclosure that the 80% Portfolio Overlap is as of the beginning of the day, but might not be the case later in the day depending on the relative price movements.

Response: The Registrant will add the following sentence to the “Principal Investment Strategies” section of the statutory prospectus:

The Portfolio Overlap is the percentage weight overlap between the holdings of the prior business day’s Proxy Portfolio compared to the holdings of the fund that formed the basis for that fund’s calculation of NAV at the end of the prior business day. Intraday price movements may cause the Portfolio Overlap to fluctuate throughout the day.

3. Comment: Follow-up to Response 8(f). Please use the definition from the Application or revise the Proxy Portfolio Overlap description to be consistent, i.e., that it’s the holdings in the prior business’s Proxy Portfolio against the holdings used to calculate the prior business day’s NAV.

Response: The Registrant will revise the description of Portfolio Overlap to the following sentence in the “Principal Investment Strategies” section of the statutory prospectus (also shown as revised in the comment above), “The Portfolio Overlap is the percentage weight overlap between the holdings of the prior business day’s Proxy Portfolio compared to the holdings of the fund that formed the basis for that fund’s calculation of NAV at the end of the prior business day.”

4. Comment: Follow-up to Response 8(g). Please revise the language in the summary prospectus to account for the fact that the Tracking Error is over the last three months. Also, please include the definition of Tracking Error in the statutory prospectus rather than the SAI.

Response: The Registrant will add the following sentence to the “Principal Investment Strategies” section of the summary prospectus, “Each day, the website will also provide the fund’s Tracking Error, which means the standard deviation over the past three months of the daily proxy spread (i.e., the difference, in percentage terms, between the Proxy Portfolio’s per share NAV and that of the Fund at the end of the trading day).”

The Registrant will revise the description of Tracking Error in the “Principal Investment Strategies” section of the statutory prospectus to the following: “Tracking Error is the deviation over the past three months of the daily proxy spread (i.e., the difference, in percentage terms, between the Proxy Portfolio’s per share NAV and that of the Fund at the end of the trading day).”

5. Comment: Follow-up to Response 8(h). Please replace “the Fund’s shares may trade at a premium or discount to NAV” with “Although the Proxy Portfolio is intended to provide investors with enough information to provide for an effective arbitrage mechanism that would keep the market prices closes to NAV of the fund, there is a risk that the market prices would vary significantly from the underlying NAV.”

Response: The Registrant notes that the statutory prospectus, per Response 8(b), includes the sentence underlined below. The Registrant will include the underlined sentence below under “Exchange-traded fund risks” of the summary prospectus as well.

Although the Proxy Portfolio is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying net asset value (“NAV”) per Share of the Fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV per Share of the Fund.

6. Comment: Follow-up to Response 8(j). Consider changing “…use the Proxy Portfolio and INAV…” to “…use the Proxy Portfolio and other publicly available information, including INAV…”

Response: The Registrant will amend the referenced disclosure to state, “[a]lthough the fund seeks to benefit from keeping its portfolio information confidential, other traders may attempt to use the Proxy Portfolio and publicly available information, including INAV, to identify the fund’s trading strategy…”

7. Comment: Follow-up to Response 8(m). We note that the Application recognizes that a halt in a nonpublic security could impact the arbitrage mechanism and requires disclosure in certain circumstances. We also note that the language we suggested states that the halt may have an impact, not that it will. The Registrant could acknowledge the unknown nature of this risk given the novelty of the fund.

Response: The Registrant will add the following sentence to the “Exchange-traded fund risks” of the summary prospectus: “Trading halts may have a greater impact on the Funds, compared to traditional ETFs.”

8. Comment: Follow-up to Response 9. We expect to see this disclosure in non-transparent ETF registration statements until market experience over time proves otherwise.

Response: The Registrant will amend the “Authorized Participant risks” as shown below.

Summary section

Authorized Participant risks Just like traditional ETFs, at certain times, the fund’s shares may have a limited number of active “Authorized Participants,” which are financial institutions that are able to transact daily with the fund to purchase and redeem a large specified number of shares of the fund. To the extent they cannot or otherwise are unwilling to engage in creation and redemption transactions, and no other

Authorized Participant steps in, shares of the fund may trade at a significant discount or premium to NAV and may face trading halts and delisting from the exchange.

Additionally, ETFs that do not disclose portfolio holdings daily are novel, which may potentially limit the number of entities willing to act as Authorized Participants during times of market stress. Also, as these are new types of funds, the funds have not yet proven to have an effective arbitrage mechanism.

Statutory section

Authorized Participant risks Just like traditional ETFs, at certain times, the fund’s shares may have a limited number of active “Authorized Participants,” which are financial institutions that are able to transact daily with the fund to purchase and redeem a large specified number of shares of the fund. To the extent they cannot or otherwise are unwilling to engage in creation and redemption transactions, and no other Authorized Participant steps in, shares of the fund may trade at a significant discount or premium to NAV and may face trading halts and delisting from the exchange. This risk may be heightened to the extent that securities held by the fund are traded outside a collateralized settlement system, which would require the Authorized Participant to post collateral on certain trades on behalf of other market participants.

Additionally, ETFs that do not disclose portfolio holdings daily are novel, which may potentially limit the number of entities willing to act as Authorized Participants during times of market stress. Also, as these are new types of funds, the funds have not yet proven to have an effective arbitrage mechanism.

Although the prospectus includes significant disclosures about the novelty and uncertainty of this product, the Registrant will add (as shown above) that the actions of the Authorized Participants during times of market stress are unknown as well as that the arbitrage mechanism has not yet been proven effective. We do not have any indication that the funds are subject to unique risks concerning Authorized Participants. We have not experienced any issues or identified any concerns with Authorized Participants and Market Makers after significant discussions. Therefore, we believe no further disclosures are necessary.

9. Comment: Follow-up to Response 10. Please revise the new disclosure. The formulation of this language seems to imply that all funds of this nature are semi-transparent, which is not accurate and not consistent.

Response: We understand the term “semi-transparent” does not encompass all actively-managed ETFs that do not disclose portfolio holdings daily. Thus, the Registrant will not use any term in the prospectus or SAI. Rather, the Registrant will state “actively-managed ETF that does not disclose portfolio holdings daily.”

10. Comment: Follow-up to Response 14. Revise the new disclosure to replace “semi-transparent with “the fund.”

Response: The Registrant will replace “semi-transparent” with “this fund” in describing permitted futures investments.

11. Comment: Follow-up to Response 16. Please add “government” before “money market funds.”

Response: The Registrant will revise the portion of the sentence referenced under “Reserve Position” in both the prospectus and SAI to the following, “A certain portion of the fund’s assets may be held in reserves. The fund’s reserve positions will primarily consist of: (1) shares of a government money market fund…”

12. Comment: Follow-up to Response 18. Please change “closing price” to “official closing price.”

Response: The Registrant will define Closing Price earlier in the same paragraph of the prospectus section, “Pricing of Individual Fund Shares,” as follows, “The “Closing Price” of shares is the official closing price of shares on the fund’s listing exchange.”

13. Comment: Follow-up to Response 20. In the disclosure, please remove “such as.” This gives the implication that the fund can invest in mutual funds in addition to government money market funds. Please revise throughout. Please supplementally confirm that the fund will only invest in government money market mutual per its relief.

Response: In the prospectus section, “Pricing of Individual Fund Shares,” the fund will state, “[i]nvestments in government money market mutual funds are valued at the closing NAV per share of the mutual fund on the day of valuation.” There are no other similar references to investments in mutual funds in the prospectus. The fund will only invest in government money market mutual funds.

14. Comment: Follow-up to Response 25. Given that the funds cannot invest in fixed income securities, please supplementally explain why it is necessary to explain brokerage practices for fixed income securities.

Response: The funds may invest in repurchase agreements, which the Registrant considers fixed income securities with brokerage practices as described. To clarify, the Registrant will amend the “Fixed Income Securities” paragraph of the “Broker-Dealer Selection” section of the SAI as follows: “The fund may invest in repurchase agreements, which are fixed income securities. In purchasing and selling fixed income securities, Price Associates ordinarily places transactions with the issuer…”

15. Comment: Follow-up to Response 26(e). The Application states that the fund will not hold short positions as a general matter. Please explain how this practice does not amount to holding short positions.

Response: Typically, the funds will close-out or unwind long future positions with the primary clearing futures commission merchant (“FCM”), which would cash settle the close-out. However, if it is necessary to use a secondary FCM due to an issue with the primary FCM, we could have off-setting positions. In an off-setting position, the funds will own or have the right to obtain securities equivalent in kind and only be selling securities “short” in an equivalent amount to the securities held long to close out of the futures position. Unlike a true short sell, the short futures positions in an offsetting position does not put the fund’s assets at risk and serves to offset the long future position.

16. Comment: Follow-up to Response 31. Please explain supplementally how the Application allows for reverse repurchase agreements in that the Application delineates the investments the fund can make and “reverse repurchase agreements” are not included. Additionally, we note that the fund defines cash equivalents in the Application and reverse repurchase agreements were not included.

Response: Reverse repurchase agreements are part of the permitted investments under the Application. We agree that repurchase agreements are permitted under the definition of cash equivalents. The funds describe repurchase agreements in detail in the SAI and the two ways in which they can be used. The funds further describe that if a fund is the seller of, rather than the investor in, securities in a repurchase agreement, then it could be considered a borrowing. Borrowings are also permitted under the Application for non-investment purposes, such as to provide liquidity if needed.

The Registrant further notes that the disclosure states, “Although the funds have no current intention of engaging in reverse repurchase agreements, they reserve the right to do so. The funds may enter into reverse repurchase agreements for non-investment purposes, such as emergency requirements for cash.” In other words, reverse repurchase agreements would be used to enhance liquidity.

17. Comment: Follow-up to Response 32. Please add explicit language addressing the fund’s obligation regarding Reg FD where appropriate.

Response: The Registrant will add the following sentence to the “Portfolio Holdings Policies” section of the SAI: “Additionally, each fund and each person acting on behalf of such fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them.”

18. Comment: Follow-up to Response 34. In the revised language, replace the word “including” with “government” to make it clear the fund can invest exclusively in government money market mutual funds.

Response: The Registrant will revise the sentence referenced in the “Pricing of Securities” section of the SAI to the following: “[i]nvestments in government money market funds are valued at the mutual fund’s closing NAV per share on the day of valuation.”

19. Comment: Follow-up to Response 36. With respect to the lack of a warranty, please the revise the language to add an acknowledgment of T. Rowe Price’s role in INAV oversight pursuant to the oversight process discussion in the Application. In addition, please explain how there could be a variation in trading hours when the foreign investments trade synchronously with the fund shares. Please explain supplementally which countries that the funds plan to invest pursuant to the investment limitations.

Response: In Response 38, the Registrant stated it will add the paragraph below in the same section, which is reproduced below.

The adviser will bear responsibility for the oversight of the calculation and dissemination of the INAV. The adviser will monitor the accuracy and dissemination of each fund’s INAV throughout the trading day and track whether there were any material errors in the disseminated INAV. The adviser will oversee the INAV service provider’s controls, methodologies, policies and procedures in a manner based on the adviser’s oversight of third-party pricing vendors. The adviser annually will report to the funds’ Audit Committee on this oversight, as well as information regarding any material errors or issues of which the Adviser and the Governance Group become aware during the year. The Audit Committee of the Board will review material changes to the adviser’s INAV oversight procedures.

Accordingly, the Registrant has agreed to fully disclose the adviser’s oversight responsibility as it relates to INAV.

In addition, foreign holidays could cause variations in trading hours even when the foreign investments generally trade synchronously with the fund’s shares, as discussed on page 43 of the Application as purposes for the Section 22(e) relief. Additionally, the Registrant believes that certain exchange trading hours of investments in South America and fund shares may vary up to two hours and, nonetheless, be trading synchronously. As a result, the funds may invest in securities in North and South America, as disclosed in the “Foreign Securities” section of the Statement of Additional Information.

20. Comment: Follow-up to Response 40. Please make sure that the language reflects only interests in mortgage REITs, such that phrases “such as” or “including” are not included.

Response: The Registrant has revised the first sentence of the “Investing in Mortgage Entities” section of the SAI to the following:

“Special tax rules may apply to the funds’ investments in entities that invest in or finance mortgage debt, specifically, residual interests in real estate mortgage investment conduits and interests in an exchange-traded REIT that qualifies as a taxable mortgage pool under the Code or has a qualified REIT subsidiary that is a taxable mortgage pool under the Code.”

21. Comment: Follow-up to Response 41. Please revise the proposed disclosure to exclude “such as” to make clear it is only exchange-traded futures.

Response: The Registrant will revise the sentence under the “Taxation of Certain Derivatives” section of the SAI, “[f]or tax information on futures, please see the “Federal Tax Treatment of Certain Derivatives” section in this SAI.”

22. Comment: Follow-up to Response 47. Dividend is not a generic term, but rather a specific type of income. An investor will expect dividend-paying stocks as opposed to other types of income-producing or growth investments. Given that the fund’s name is “Dividend Growth,” not “Dividend and Growth,” the 80% rule applies.

Response: After careful consideration of the staff’s comment, the Registrant continues to maintain its position that Rule 35d-1 does not require the fund to adopt a policy to invest at least 80% of its assets in “dividend stocks.” Rule 35d-1 requires a fund whose name suggests investment in any of the following to comply with certain investment requirements set forth in the Rule: (i) the fund or its securities are issued or guaranteed by the United States government; (ii) the fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries; (iii) the fund focuses its investments in a particular country or geographic region; or (iv) the fund’s distributions are exempt from federal income tax or both state and federal income tax. “Dividends” are not a type of investment, just like income is not a type of investment, as discussed in Response 47.

Although the staff asserts that an investor will expect the fund to invest in dividend-paying stocks, we continue to believe that Rule 35d-1 does not apply to the fund’s name. We are not aware of any staff interpretive guidance that requires an 80% test for a fund that includes “dividend” in the name. As detailed in Response 47, Question 9 of “Frequently Asked Questions About Rule 35d-1 (Investment Company Names)” is instructive. While the question pertains to the term “income,” we view “dividend’ as an analogous term where the same principles should apply.

Moreover, investor expectations and the fund’s ability to meet them are based on the fund’s disclosure. “Dividend Growth” is meant to describe the fund’s investment strategy as opposed to define the types of investments it can make. The fund discloses how dividends are considered in the investment process clearly in the “Principal Investment Strategies”:

T. Rowe Price believes that a track record of dividend increases can be an excellent indicator of financial health and growth prospects, and that over the long term, income can contribute significantly to total return. Dividends can also help reduce the fund’s volatility during periods of market turbulence and help offset losses when stock prices are falling.

As described above, the fund uses divided-related information in its investment process and analysis to select companies, similar to using balance sheets and price/sale ratios. In other words, the fund achieves its objective through its principal investment strategy of investing in companies that may pay dividends and have the potential to grow their dividend payouts over time but does not necessarily focus on a particular type of investment.

The Registrant also maintains that an important difference between an investment type and investment strategy is the ability to accurately identify a “dividend growth stock” for investing purposes. An investment strategy using dividends looks at historical practices of a company and its potential to increase those dividends in the future, whereas an investment type, like a stock, bond, or future, does not depend on historical look-back.

The Registrant further contends that, with respect to the terms “dividend growth stocks” and “dividend-paying stocks,” there is no set definition, interpretation, or industry position as to how frequently a stock would need to declare cash or stock dividends, or to increase its dividend, to deem it a dividend growth stock or dividend-paying stock. If the staff takes the position that “dividend growth” requires the adoption of an 80% investment policy, such ambiguity or subjectivity in how the term should be applied and monitored could foster inconsistency across funds with similar names.

Additionally, the Registrant has reviewed several currently effective funds that use “dividend” in their names and most have not adopted a policy to invest 80% of their assets in dividend-producing securities. Application of Rule 35d-1 to the term “dividend” would result in disparate treatment of the fund as compared to these other registered investment companies that have more flexible or permissive investment policies than the one currently being proposed by the staff. The Registrant is aware that the staff is in the process of accepting comments regarding Rule 35d-1 and welcomes universally-applicable guidance on the use of particular terms in fund names. In particular, further clarification around the differences between investment types and investment strategies would be helpful. The Registrant will reassess the policy and take further actions as necessary if the SEC further amends Rule 35d-1 or issues new guidance.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Seba Kurian
Seba Kurian
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.